UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                          OMB APROVAL
                          OMB NUMBER:  3235-0104
                          Expires: September 30, 1998
                          Estimated average burden
                          hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
            17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

MORGAN STANLEY CAPITAL PARTNERS III, INC.
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     (Last)                         (First)                      (Middle)

1221 AVENUE OF THE AMERICAS
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                                   (Street)

NEW YORK                             NEW YORK                         10020
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     (City)                         (State)                           (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

          02/16/2000
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

CHOICE ONE COMMUNICATIONS INC. (CWON)
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5.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

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6.   If Amendment, Date of Original (Month/Day/Year)

  N/A
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7.  Individual or Joint/Group Filing (Check Applicable Line)

  X Form filed by One Reporting Person
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    Form filed by More than One Reporting Person
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             Table I Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
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Common Stock, par value $0.01 per share            10,394,269 (1)               I                   By Partnerships




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

                                                                        (Over)
                                                               SEC 1473 (7-96)

               Table II Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative           2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)              and Expiration                 Securities Underlying      sion or       ship         of In-
                                      Date (Month/Day/ Year)         Derivative Security        Exercise      Form of      direct
                                      -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                      Date           Expira-       -------------------------    Derivative    ative        ficial
                                      Exer-          tion             Title           Amount    Security      Security:    Owner-
                                      cisable        Date                             or                      Direct       ship
                                                                                      Number                  (D) or      (Instr.
                                                                                      of                      Indirect     5)
                                                                                      Shares                  (I)
                                                                                                              (Instr.
                                                                                                              5)
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Explanation of Responses:

(1) The Reporting Person is the Managing Member of MSCP III, LLC, which is the General Partner of the following private equity funds which directly holds shares of the issuer: Morgan Stanley Capital Partners III, L.P., Morgan Stanley Capital Investors, L.P. and MSCP III 892 Investors, L.P. (the "MSCP Funds"). The MSCP Funds and other entities affiliated with the Reporting Person currently own an aggregate of approximately 34.65% of the Issuer's equity securities. This excludes securities held by other parties covered by a transaction agreement to which these funds are party (relating to a voting agreement for the election of directors), because the MSCP Funds do not have a pecuniary interest in such securities owned by other parties to such transaction agreement. The Reporting Person disclaims any beneficial ownership of any of the securities owned by the entities affiliated with the Reporting Person except to the extent of any pecuniary interests therein of the Reporting Person. Morgan Stanley Dean Witter & Co. is the ultimate parent company of the Reporting Person.



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**Signature of Reporting Person                                 Date




**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 SEC 1473 (7-96)